UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker Puerto Rico Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

330 West 34th Street

New York, New York 10001

Foot Locker Puerto Rico Savings Plan

* Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Foot Locker Puerto Rico Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Foot Locker Puerto Rico Savings Plan (the Plan) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2004.

New York, New York

June 26, 2024

Foot Locker Puerto Rico Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets:
Investments, at fair value	$4,324,866	$3,041,188
Cash and cash equivalents	771	23,235
	4,325,637	3,064,423

Notes receivable from participants	287,031	229,566
Receivables:
Participant contributions	19,814	15,889
Employer contributions	96,673	14,663
Total assets	4,729,155	3,324,541

Liabilities:
Excess contributions payable to participants	21,149	—
Net assets available for benefits	$4,708,006	$3,324,541

See accompanying notes to the financial statements.

Foot Locker Puerto Rico Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2023 and 2022

	2023	2022
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) of investments	$497,493	$(790,594)
Dividends	16,572	16,562
Total investment income (loss)	514,065	(774,032)
Interest on notes receivable from participants	12,424	10,481
Contributions:
Participants	530,779	493,760
Employer	340,086	226,473
Total contributions	870,865	720,233

Total additions (reductions)	1,397,354	(43,318)

Deductions from net assets attributed to:
Benefits paid to participants	(1,599)	993,907
Administrative fees	15,488	15,410
Total deductions	13,889	1,009,317

Net increase (decrease) in net assets	1,383,465	(1,052,635)

Net assets available for benefits:
Beginning of year	3,324,541	4,377,176
End of year	$4,708,006	$3,324,541

See accompanying notes to financial statements.

Foot Locker Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2023 and 2022

1. Description of the Plan

The following description of the Foot Locker Puerto Rico Savings Plan (the “Plan”), formerly Foot Locker Puerto Rico 1165(e) Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

In September 2004, the Plan was established with an effective date of January 1, 2004. The Plan is a defined contribution plan covering generally all employees of Foot Locker, Inc. (the “Company” or the “Plan Sponsor”) whose primary place of employment is in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Principal Financial Group serves as the custodian and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee of the Plan.

(b) Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation, as defined, for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 8%. The maximum allowable contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. For both 2023 and 2022, pre-tax contributions could be made up to the Puerto Rico Department of Treasury limit of $15,000. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. Eligible associates may contribute to the Plan following 28 days of employment. For any participant who (i) is age 21 and (ii) has completed one year of employment with 1,000 hours of service, the Company makes a matching contribution in an amount equal to 100 percent of employees’ pre-tax contributions up to the first 1% and 50% on the next 5% of the employees’ compensation (subject to certain limitations). The Company’s matching contributions are made in cash each pay period and invested in accordance with the participants’ investment elections. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2023 and 2022. Participants who have attained the age of 50 may make catch-up contributions of up to $1,500 in both 2023 and 2022, as defined by the Plan. These contributions are not eligible for matching contributions by the Company.

(c) Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions and allocations of the Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Matching contributions fully vest after two years of vesting service.

Foot Locker Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2023 and 2022

(e) Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to the Company’s stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust S&P 500 Index Fund – The fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

State Street Target Retirement Funds (age based) – Each State Street Fund invests the assets of each Target Retirement Fund into underlying funds according to a proprietary asset allocation strategy. The investment objective is to seek capital growth and income over the long term.

Galliard Stable Return Fund N – The fund seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation than stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Winslow Large Cap Growth C Fund – The fund seeks long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Goldman Sachs Small Cap Value Fund – The fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index.

Dodge & Cox Stock Fund – The fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. The fund invests primarily in a diversified portfolio of equity securities. The fund will invest at least 80% of its total assets in equity securities including common stocks, depository receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

Baron Small Cap Fund – The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Metropolitan West Total Return Bond Fund – The fund seeks to outperform the Barclays Capital Aggregate Index while maintaining overall risk similar to the index. Investments are made primarily in a diversified portfolio of investment grade, fixed-income securities of various types of bonds and other securities, and can include corporate bonds, notes, collateralized bond obligations, collateralized debt obligations, mortgage and other asset backed securities, bank loans, money-market securities, swaps, futures, options, credit-default swaps, private placements, municipal securities and restricted securities.

State Street Global Equity ex-U.S. Index Fund – The fund seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of a broad-based (all-cap) index of world (ex-U.S.) equity markets over the long term.

Foot Locker Stock Fund – Foot Locker common stock (“Foot Locker Shares”) may be obtained directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

Foot Locker Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2023 and 2022

(f) Notes Receivable from Participants

Participants may borrow from their accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. At any time, only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $287,031 and $229,566 were outstanding at December 31, 2023 and 2022, respectively, bearing interest rates ranging from 3.25% to 8.50% and 3.25% to 7.50% as of December 31, 2023 and 2022, respectively. Notes receivable from participants are scheduled to mature through 2028 as of December 31, 2023 and 2022.

(g) Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed either in Foot Locker Shares or cash.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes, or penalties incurred.

Unclaimed benefits are kept in a separate account and will remain in this holding account until required to be escheated to the jurisdiction of the participant’s last known residence.

(h) Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures, and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and, therefore, are not included in the accompanying financial statements.

For registered investment companies, investment advisers are reimbursed for costs incurred and receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) of investments in the statements of changes in net assets available for benefits.

Revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee are not used to pay the Plan’s administrative expenses, but rather are credited into the accounts of participants invested in the respective investment funds, which generated such amounts. Revenue sharing fees received by the Plan are reported in the Plan’s financial statements within net appreciation (depreciation) of investments.

(i) Forfeitures

Forfeitures of non-vested employer matching contributions are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $920 and $770 in 2023 and 2022, respectively. At December 31, 2023 and 2022, forfeited non-vested accounts totaled $8,601 and $6,177, respectively.

2. Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Foot Locker Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2023 and 2022

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end and are considered to have a readily determinable fair value. Foot Locker Shares held within the Foot Locker Stock Fund and mutual funds are valued at the quoted market price. The carrying values of cash and cash equivalents approximate their fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net appreciation (depreciation) of investments in the statements of changes in net assets available for benefits. Dividend income and capital gains earned from the mutual funds and common stock is recorded as dividends in the statements of changes in net assets available for benefits. See Note 6 for a discussion of fair value measurements.

The Plan has an indirect investment in a fully benefit-responsive common collective trust through the Galliard Stable Return Fund N. This investment is reported at fair value, which approximates contract value.  The Galliard Stable Return Fund N invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. There are no unfunded commitments or reserves as of December 31, 2023 and 2022.

(d) Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding principal balances. Delinquent participants loans are reclassified as distributions based upon the terms of the Plan document.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed are recorded as a liability with a corresponding reduction to participant contributions. The Plan had $21,149 of excess contributions as of December 31, 2023 and no excess contributions as of December 31, 2022.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Foot Locker Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2023 and 2022

4. Tax Status

On October 2, 2020, the Company received a favorable determination letter, confirming that the Plan, as amended effective January 1, 2020, was in compliance with the provisions of the Internal Revenue Code for a New Puerto Rico (the "PR Code"). The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the PR Code, as amended, and the trust established thereunder will be entitled to exemption from local income taxes.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the Puerto Rico Department of Treasury. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

5. Risks and Uncertainties

The Plan offers a number of investment options including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor.

As of December 31, 2023 and 2022, approximately 6% and 9%, respectively, of the Plan's net assets were invested in the common stock of the Plan Sponsor. The underlying value of the common stock is entirely dependent upon the performance of Foot Locker, Inc. and the market’s evaluation of such performance.

The Plan’s investments include commingled funds and mutual funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity, and related income of these securities, including the Foot Locker Stock Fund, is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

6. Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

Foot Locker Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2023 and 2022

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 –	Quoted prices for identical instruments in active markets.

Level 2 –	Quoted or published inputs other than prices included in Level 1, including quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 –	Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in methodologies used at December 31, 2023 and 2022. There were no transfers between levels during 2023 and 2022. See footnote 2(c) for description of valuation methodologies for assets measured at fair value.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$—	$3,957,432	$—	$3,957,432
Mutual funds	100,925	—	—	100,925
Common stock:
Foot Locker Stock Fund	266,509	—	—	266,509
	$367,434	$3,957,432	$—	$4,324,866

Fair Value Measurements at December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$—	$2,662,636	$—	$2,662,636
Mutual funds	67,370	—	—	67,370
Common stock:
Foot Locker Stock Fund	311,182	—	—	311,182
	$378,552	$2,662,636	$—	$3,041,188

7. Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in common stock of the Company and issues loans to participants.

Foot Locker Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2023 and 2022

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

2023
Net assets available for benefits per financial statements	$4,708,006
Deemed distributions	(82,696)
Net assets available for benefits per Form 5500	$4,625,310

Deemed distributions are defaulted and unpaid notes receivable from active participants that are disallowed on Form 5500.

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the year ended December 31:

2023
Net increase (decrease) in net assets per financial statements	$1,383,465
Changes in deemed distributions	(82,696)
Net increase (decrease) in net assets per Form 5500	$1,300,769

9. Subsequent Events

Other than disclosed above, the Plan noted no subsequent events requiring recognition or disclosure in its evaluation through June 26, 2024, the date on which these Plan financial statements were issued.

Supplemental Schedule

Foot Locker Puerto Rico Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2023

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost **	(e) Current value
	Commingled Funds:
Northern Trust	Northern Trust S&P 500 Index Fund- DC - Non Lending	42	units	—	$24,366
* State Street	State St Target Ret Income NL Cl W	53	units	—	749
* State Street	SSGA TargetRetirement 2020 NL Series W	1	unit	—	5
* State Street	SSGA TargetRetirement 2025 NL Series W	113	units	—	1,918
* State Street	SSGA TargetRetirement 2030 NL Series W	4,933	units	—	88,622
* State Street	SSGA TargetRetirement 2035 NL Series W	69,016	units	—	1,285,283
* State Street	SSGA TargetRetirement 2040 NL Series W	25,422	units	—	488,682
* State Street	SSGA TargetRetirement 2045 NL Series W	28,898	units	—	570,332
* State Street	SSGA TargetRetirement 2050 NL Series W	23,983	units	—	478,492
* State Street	SSGA TargetRetirement 2055 NL Series W	20,504	units	—	409,281
* State Street	SSGA TargetRetirement 2060 NL Series W	16,703	units	—	333,334
* State Street	SSGA TargetRetirement 2065 NL Series W	10,526	units	—	135,877
Galliard	Galliard Stable Return Fund N	1,772	units	—	109,220
Nuveen	Winslow Large Cap Growth C Fund	279	units	—	31,271
	Mutual Funds:
Goldman Sachs	Goldman Sachs Small Cap Value Fund	53	units	—	2,357
Dodge & Cox	Dodge & Cox Stock Fund	126	units	—	30,769
Baron Small	Baron Small Cap Fund	100	units	—	3,267
Metropolitan West	Metropolitan West Total Return Bond Fund	3,407	units	—	31,312
* State Street	State Street Global Equity ex-U.S. Index Fund	327	units	—	33,220
	Stock Fund:
* Foot Locker, Inc.	Foot Locker Stock Fund	8,556	shares	—	266,509
	Loans:
* Plan Participants	Notes receivable from participants	67 loans were outstanding at December 31, 2023, maturing through 2028		—	287,031
	Interest rate range	3.25%	8.50%
					$4,611,897

*	Party-in-interest as defined by ERISA.
**	Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foot Locker Puerto Rico Savings Plan

By:	/s/ Michael Baughn
Michael Baughn
Executive Vice President and
Chief Financial Officer

Date: June 26, 2024